Exhibit 99.4
ASML — Summary IFRS Consolidated Income Statement 1

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009

Net system sales	380,466	431,808	2,516,762	1,174,858
Net service and field option sales	113,354	148,758	436,916	421,205

Total net sales	493,820	580,566	2,953,678	1,596,063

Cost of sales	476,473	432,202	2,016,101	1,210,847

Gross profit on sales	17,347	148,364	937,577	385,216

Research and development costs	95,896	69,723	354,256	304,795
Selling, general and administrative costs	47,655	40,677	212,927	158,372

Operating income (loss)	(126,204)	37,964	370,394	(77,951)

Interest income (charges)	2,812	(5,735)	17,959	(5,996)

Income (loss) before income taxes	(123,392)	32,229	388,353	(83,947)

(Provision for) benefit from income taxes	40,789	2,541	(11,455)	2,504

Net income (loss)	(82,603)	34,770	376,898	(81,443)

ASML — Summary IFRS Consolidated Statement of Financial Position 1

(in thousands EUR)	Dec 31, 2008	Dec 31, 2009

ASSETS

Property, plant and equipment	550,921	625,560
Goodwill	139,626	139,636
Other intangible assets	289,530	346,936
Deferred tax assets	225,544	266,653
Finance receivables	31,030	—
Derivative financial instruments	53,206	55,948
Other assets	29,449	16,070

Total non-current assets	1,319,306	1,450,803

Inventories	999,150	986,341
Current tax assets	87,560	11,286
Derivative financial instruments	39,240	47,436
Finance receivables	6,225	21,553
Accounts receivable	463,273	377,439
Other assets	170,680	145,944
Cash and cash equivalents	1,109,184	1,037,074

Total current assets	2,875,312	2,627,073

Total assets	4,194,618	4,077,876

EQUITY AND LIABILITIES

Equity	2,188,743	2,050,807

Long-term debt	661,483	668,309
Derivative financial instruments	19,743	1,935
Deferred and other tax liabilities	260,360	263,972
Provisions	15,495	12,694
Accrued liabilities and other liabilities	50,293	42,424

Total non-current liabilities	1,007,374	989,334

Provisions	4,678	2,504
Derivative financial instruments	48,051	15,536
Current tax liabilities	20,039	15,032
Accrued liabilities and other liabilities	732,043	798,437
Accounts payable	193,690	206,226

Total non-current liabilities	998,501	1,037,735

Total equity and liabilities	4,194,618	4,077,876

ASML — Summary IFRS Consolidated Statement of Cash Flows 1

	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	(82,603)	34,770	376,898	(81,443)

Depreciation and amortization	57,247	90,159	197,298	238,207
Impairment charges	41,205	1,355	43,401	16,925
Loss on disposals of property, plant and equipment	430	1,016	4,257	4,053
Share-based payments	2,951	4,515	12,809	13,394
Allowance for doubtful debts	501	53	188	1,889
Allowance for obsolete inventory	85,777	22,718	139,628	63,677
Change in assets and liabilities	(215,350)	(87,145)	(332,036)	11,923

Net cash provided by (used in) operating activities	(109,842)	67,441	442,443	268,625

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(71,060)	(7,692)	(259,770)	(104,959)
Proceeds from sale of property, plant and equipment	—	—	—	6,877
Purchases of intangible assets	(49,452)	(45,666)	(179,563)	(161,966)

Net cash used in investing activities	(120,512)	(53,358)	(439,333)	(260,048)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with share-based payment plans	—	—	(87,605)	—
Net proceeds from issuance of shares and stock options	6,509	6,359	11,475	11,073
Dividend paid	—	—	(107,841)	(86,486)
Net proceeds from other long term debt	19,975	—	19,975	32
Redemption and / or repayment of debt	(1,131)	(1,739)	(2,411)	(6,958)

Net cash provided by (used in) financing activities	25,353	4,620	(166,407)	(82,339)

Net cash flows	(205,001)	18,703	(163,297)	(73,762)

Effect of changes in exchange rates on cash	1,192	343	845	1,652

Net increase (decrease) in cash & cash equivalents	(203,809)	19,046	(162,452)	(72,110)

ASML — Quarterly Summary IFRS Consolidated Income Statement 1

	Three months ended,
	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in millions EUR)	2008	2009	2009	2009	2009

Net system sales	380.5	101.1	183.3	458.7	431.8
Net service and field option sales	113.3	82.5	93.3	96.6	148.8

Total net sales	493.8	183.6	276.6	555.3	580.6

Cost of sales	476.5	196.3	248.6	333.7	432.2

Gross profit (loss) on sales	17.3	(12.7)	28.0	221.6	148.4

Research and development costs	95.8	78.0	82.5	74.5	69.7
Selling, general and administrative costs	47.7	42.0	38.9	36.9	40.7

Operating income (loss)	(126.2)	(132.7)	(93.4)	110.2	38.0

Interest income (charges)	2.8	3.2	(1.3)	(2.2)	(5.8)

Income (loss) before income taxes	(123.4)	(129.5)	(94.7)	108.0	32.2

(Provision for) benefit from income taxes	40.8	21.7	13.4	(35.2)	2.6

Net income (loss)	(82.6)	(107.8)	(81.3)	72.8	34.8

ASML — Quarterly Summary IFRS Consolidated Statement of Financial Position 1

	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in millions EUR)	2008	2009	2009	2009	2009

ASSETS

Property, plant and equipment	550.9	596.1	600.5	569.4	625.6
Goodwill	139.6	148.4	142.9	136.6	139.6
Other intangible assets	289.5	306.1	330.4	359.1	346.9
Deferred tax assets	225.6	244.6	268.7	258.7	266.7
Finance receivables	31.0	29.2	20.6	—	—
Derivative financial instruments	53.2	70.0	33.4	48.5	55.9
Other assets	29.5	14.2	15.2	14.6	16.1

Total non-current assets	1,319.3	1,408.6	1,411.7	1,386.9	1,450.8

Inventories	999.1	936.8	926.1	920.6	986.4
Current tax assets	87.6	—	—	—	11.3
Derivative financial instruments	39.2	33.6	37.9	44.6	47.4
Finance receivables	6.2	6.2	0.1	21.1	21.6
Accounts receivable	463.3	291.6	213.5	382.1	377.4
Other assets	170.7	186.0	162.1	159.1	145.9
Cash and cash equivalents	1,109.2	1,151.0	1,092.7	1,018.0	1,037.1

Total current assets	2,875.3	2,605.2	2,432.4	2,545.5	2,627.1

Total assets	4,194.6	4,013.8	3,844.1	3,932.4	4,077.9

EQUITY AND LIABILITIES

Equity	2,188.7	2,007.7	1,925.1	1,995.4	2,050.8

Long-term debt	661.5	671.5	660.5	667.2	668.3
Derivative financial instruments	19.7	1.6	1.0	1.7	1.9
Deferred and other tax liabilities	260.4	258.1	263.6	266.7	264.0
Provisions	15.5	16.9	14.8	13.5	12.7
Accrued liabilities and other liabilities	50.3	46.7	44.6	43.0	42.4

Total non-current liabilities	1,007.4	994.8	984.5	992.1	989.3

Provisions	4.7	4.5	2.6	2.4	2.5
Derivative financial instruments	48.1	40.6	25.0	23.5	15.6
Current tax liabilities	20.0	11.2	19.9	35.3	15.0
Accrued liabilities and other liabilities	732.0	789.8	652.4	661.5	798.5
Accounts payable	193.7	165.2	234.6	222.2	206.2

Total current liabilities	998.5	1,011.3	934.5	944.9	1,037.8

Total equity and liabilities	4,194.6	4,013.8	3,844.1	3,932.4	4,077.9

ASML — Quarterly Summary IFRS Consolidated Statement of Cash Flows 1

	Three months ended,
	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in millions EUR)	2008	2009	2009	2009	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	(82.6)	(107.8)	(81.3)	72.8	34.8

Depreciation and amortization	57.2	64.1	41.8	42.1	90.2
Impairment charges	41.2	2.6	4.4	8.6	1.3
Loss on disposals of property, plant and equipment	0.4	2.6	(0.4)	0.9	1.0
Share-based payments	3.0	3.5	2.6	2.8	4.5
Allowance for doubtful debts	0.5	—	1.2	0.7	0.1
Allowance for obsolete inventory	85.8	22.1	43.9	(25.1)	22.7
Change in assets and liabilities	(215.3)	136.9	87.3	(125.1)	(87.2)

Net cash provided by (used in) operating activities	(109.8)	124.0	99.5	(22.3)	67.4

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(71.1)	(43.9)	(39.9)	(13.5)	(7.7)
Proceeds from sale of property, plant and equipment	—	1.2	5.7	—	—
Purchases of intangible assets	(49.4)	(40.3)	(35.4)	(40.6)	(45.7)

Net cash used in investing activities	(120.5)	(83.0)	(69.6)	(54.1)	(53.4)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	—	—	(86.5)	—	—
Net proceeds from issuance of shares and stock options	6.5	0.1	0.4	4.2	6.4
Net proceeds from other long-term debt	19.9	—	0.1	—	—
Redemption and/or repayment of debt	(1.1)	(1.7)	(1.7)	(1.8)	(1.7)

Net cash provided by (used in) financing activities	25.3	(1.6)	(87.7)	2.4	4.7

Net cash flows	(205.0)	39.4	(57.8)	(74.0)	18.7

Effect of changes in exchange rates on cash	1.2	2.4	(0.5)	(0.7)	0.4

Net increase (decrease) in cash & cash equivalents	(203.8)	41.8	(58.3)	(74.7)	19.1

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in our clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
A portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended optic warranty contracts is recognized over the term of the contract.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions and forecasted purchase transactions. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of December 31, 2009 EUR 41.8 million loss is classified as other comprehensive income, net of taxes, representing the total anticipated loss to be charged to net sales, and EUR 0.5 million gain representing the total anticipated gain to be released to cost of sales when the forecasted revenue and purchase transactions occur.
ASML — Reconciliation U.S. GAAP — IFRS 1

Net income	Three months ended,		Twelve months ended,
(in thousands EUR)	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009

Net income (loss) under U.S. GAAP	(88,024)	50,480	322,370	(150,925)
Share-based payments (see Note 1)	481	89	(2,529)	2,401
Development costs (see Note 2)	7,219	(8,024)	62,416	49,755
Reversal of write-downs (see Note 3)	—	(11,405)	—	17,104
Income taxes (see Note 4)	(2,279)	3,630	(5,359)	222

Net income (loss) under IFRS	(82,603)	34,770	376,898	(81,443)

Shareholders’ equity	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
(in thousands EUR)	2008	2009	2009	2009	2009

Shareholders’ equity under U.S. GAAP	1,988,769	1,795,951	1,691,240	1,706,271	1,774,768
Share-based payments (see Note 1)	(6,537)	(7,088)	(4,918)	(460)	2,397
Development costs (see Note 2)	201,717	215,452	235,945	259,665	251,556
Reversal of write-downs (see Note 3)	—	—	—	28,509	17,104
Income taxes (see Note 4)	4,794	3,361	2,797	1,370	4,982

Shareholders’ equity under IFRS	2,188,743	2,007,676	1,925,064	1,995,355	2,050,807
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 2 Development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures which are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production. In 2008, we recognized an impairment charge for an amount of EUR 18.3 million.
Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.